U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.     )

                             FREESTAR TECHNOLOGIES

                                  COMMON STOCK

                                   35687R-10-6
                                  (CUSIP NUMBER)


                 Calle Fantino Falco, J.A. Baez Building, 2nd Floor
                         Santo Domingo, Dominican Republic


              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                   February 3, 2003

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  Heroya Investments Limited

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________

(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):
     00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  22 million

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  22 million

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting
Persons (combined): 22 million

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):    15.63%

14.  Type of Reporting Person:  CO

ITEM 1.   SECURITY AND ISSUER.

Freestar Technologies
Common Stock, $0.001 par value
Calle Fantino Falco, J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  name of recipient:  Heroya Investments Limited
(b)  address:  Suite 52 & 53 Victoria House, 26 Main Street, POB 399, Gibraltar
(c)  business type          Investments
(d)  none
(e)  none
(f)  Gibraltar

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Acquisition Agreement between Registrant and Heroya Investments
Limited and subsequent Amendment 1 to Acquisition Agreement between the Registrant and Heroya Investments Limited, dated December 16,
2002 (incorporated by reference to Exhibit 2.2 of the Form 8-K/A filed on December 24, 2002), by which the Registrant acquired 53.3%
of Rahaxi Processing Oy, Helsinki, Finland, in consideration for 22 million shares of Registrant's common stock in lieu of $2,291,900 cash.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Acquisition Agreement between Freestar and Heroya Investments Limited, dated September 10, 2002 (the following schedules have been omitted: Schedule 1, books and records of Rahaxi; Schedule 2, draft employment agreements with Hans Turitz and Tony Horrell; and Schedule 3, list of clients introduced to Rahaxi by HEROYA) (incorporated by reference to Exhibit 2 of the Form 8-K filed on September 25, 2002).

(b) Amendment 1 to Acquisition Agreement between the Registrant and Heroya Investments Limited, dated December 16, 2002 (incorporated by reference to Exhibit 2.2 of the Form 8-K/A filed on December 24, 2002).

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                         Heroya Investments Limited

Date: February 12, 2003                  By:  Canis Nominees Limited
                                         By:  /s/Soeren Valbro

                                         Name:    Soeren Valbro
                                         Title:      Director